Exhibit 99.(4)(h)

POLICY NUMBER: [VP999999990]

POLICY SPECIFICATIONS

[FIXED ACCOUNT 1]

[Fixed Account 1] — This Fixed Account is part of our General Account to which all or a portion of Net Premiums and Accumulated Value under this Policy may be allocated for accumulation at a fixed rate of interest declared by us.

Fixed Account Factors

Fixed Transfer Period:	1 Year (12 Months)

We reserve the right in our sole discretion to waive any Transfer Option(s) and/or Transfer Guideline(s), provided below, at any time.  We further reserve the right in our sole discretion to reinstate a Transfer Option and/or Transfer Guideline at any time.  Any such waiver and reinstatement of a Transfer Option and/or Transfer Guideline will apply uniformly to all members of the same Class.

Transfer Option(s)

Transfers from the Variable Options to this Fixed Account — At any time, you may transfer [100%] of your Accumulated Value from the Variable Options to this Fixed Account subject to Allocations to the Fixed Options Limitations, if any.  There is no limit on the number of transfers you may make into this Fixed Account, except that the total number of all transfers cannot exceed the Total Number of Transfers Permitted Per Calendar Year, provided in the [General Transfer and Allocation Limitations] section.  Unless you instruct otherwise, a transfer is made from the Variable Options in proportion to the Accumulated Value in each Variable Account.

Transfers from this Fixed Account to the Variable Options — You may make one transfer from this Fixed Account during any Fixed Transfer Period shown above. You may transfer to [either] the Variable Options [or to the [Fixed LT Account], or to both], subject to the Transfer Guideline(s), below.

Transfer Guideline(s)

Guaranteed Transfers from this Fixed Account to the Variable Options — You may transfer from this Fixed Account to the Variable Options the lesser of:

a.              100% of the value in this Fixed Account; or

b.              The greater of:

•                  [$5,000];

•                  [25%] of the value Accumulated Value in the General Account.  This amount will be taken from this Fixed Account only and cannot exceed the value of this Fixed Account; or

•                  The total amount transferred in the prior Policy year from this Fixed Account to the Variable Options.

[Guaranteed Transfers from this Fixed Account to the [Fixed LT Account] — You may transfer up to 100% of the value in this Fixed Account to the [Fixed LT Account.]]